November 22, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Brooge Holdings Limited Registration Statement on Form F-4 File No. 333-233964

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 PM on November 22, 2019, or as soon thereafter as is practicable.

Very truly yours,

Brooge Holdings Limited

By:	/s/ Meclomen Maramot
Name:	Meclomen Maramot
Title:	Chief Executive Officer

Brooge Holdings Limited (Company No. 356203)

c/o Maples Corporate Services Limited,

PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands